Exhibit 99.1

Making

Sustainable Living

Commonplace

Chairman’s letter and Notice of Meeting Annual General Meeting London 5 May 2021

Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Telephone 020 7822 5252

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other professional adviser under the Financial Services and Markets Act 2000 as soon as possible. If you have sold or otherwise transferred all of your shares, please pass this document to the purchaser or transferee, or to the person who arranged the sale or transfer so they can pass this document to the person who now holds the shares.

Nils Andersen Chairman	22 March 2021

Dear shareholder,

I write to provide you with notice of the annual general meeting of Unilever PLC (the ‘AGM’) to be held at 2.30pm BST on Wednesday 5 May 2021 at 100 Victoria Embankment, London EC4Y 0DY.

I regret that the AGM cannot be held in the normal manner this year as a result of the current Covid-19 pandemic and the restrictions on gatherings that the UK Government has put in place. This means that unfortunately shareholders will not be able to attend the AGM.

A very limited number of persons from Unilever will be present to conduct the meeting such that the legal requirements can be satisfied. The usual format of the meeting will be condensed and will include only the formal business of the AGM. Shareholders wishing to vote on resolutions must do so in advance and further details are set out below.

Unilever understands that the AGM also serves as a forum to engage with shareholders and shareholders’ views are always very important to us. Therefore, to support engagement in these exceptional circumstances, following the conclusion of the AGM, at 3.00pm BST on

5 May 2021 we will host a webcast with presentations by myself and Alan Jope, Chief Executive Officer.

Afterwards Alan Jope, Youngme Moon as our Senior Independent Director, the directors who are Committee Chairs and I will also answer questions from shareholders. Shareholders are encouraged to submit questions in advance by emailing shareholder.services@unilever.com before 2.30pm BST on 3 May 2021. After responding to these pre-submitted questions, shareholders will be able to use an online tool to ask further questions. We may choose to summarise and bundle questions thematically or set further conditions to facilitate the smooth running of the webcast. If you wish to watch or participate in the webcast and subsequent Q&A session, information on how to do that is set out on page 14.

Of course, you are also invited to write to me at any time should you wish. Alternatively, you may be able to find the answer to your question on our website at www.unilever.com.

Any updates relating to the AGM and the shareholder webcast will be included on Unilever’s website (www.unilever.com/agm).

As announced on 14 December 2020, we are for the first time putting a Climate Transition Action Plan to shareholders for an advisory vote at the AGM. The plan sets out the steps the Company is taking to reduce

Unilever PLC

Registered in England and Wales No 41424. Registered office: Port Sunlight, Wirral, Merseyside CH62 4ZD, United Kingdom

emissions within its operations and through its value chain. It also describes how the Company is integrating climate change considerations into its products and brands, as well as the role of advocacy and partnership in meeting its targets. It is the first time that a major global company has voluntarily put its climate transition plans before a shareholder vote. A link to the Climate Transition Action Plan is included with this Notice of Meeting.

We are also asking you to approve a new Remuneration Policy which will replace the current Management Co- Investment Plan (the ‘MCIP’) with a new Performance Share Plan (the ‘PSP’), delinked from the annual bonus. The new Policy defers half of the Executive Director’s annual bonus in shares for three years while the PSP continues to require our Executive Directors to hold their long-term share awards for a minimum of five years before they can be sold. By enhancing the impact, traction and resilience of Unilever’s incentives, the new Policy can help drive sustainable long-term growth and enable the Compensation Committee to set stretching but achievable performance targets over realistic timeframes.

Amendments to the articles of association of Unilever PLC (the ‘Articles’) are being proposed. These amendments are intended to bring the Articles up-to-date in a number of areas, including providing the ability to hold our AGM or general meetings in a hybrid format (meaning a physical AGM and general meeting held online at the same time enabling shareholders to choose whether they attend and vote in person or remotely). The Company would also retain the ability to hold AGMs and general meetings in the traditional way as a physical meeting without remote attendance. No decision has been taken on how best to hold AGMs or general meetings in the future, but the Company believes that it is important to have flexibility to hold AGMs or general meetings in a different format, which is what the changes to the Articles would achieve. An explanation of the changes proposed to the Articles are included in Note 25, together with information on how to view the new Articles.

We are also proposing and asking you to approve a reduction in the share premium component of our share capital which will result in an equivalent increase in the distributable reserves of the Company. The purpose of this change is to restore certain distributable reserves of the Unilever Group to the position that they had been in prior to the unification of Unilever NV and the Company which completed on 29 November 2020 (‘Unification’). The reduction of Unilever PLC’s share premium account is also subject to Court approval which the Company intends to seek later in the year. The proposal would increase the distributable reserves of the Company for dividend and other purposes, but does not commit the Company to any particular use of the distributable reserves at this point in time.

All directors will retire at the AGM and are offering themselves for re-election this year with the exception of Vittorio Colao following his appointment as Italy’s Minister for Technological Innovation and Digital Transition. I would like to thank Vittorio for the high degree of knowledge and insight he has brought to us in over five years on our Board, having skilfully chaired our Compensation Committee. He will be greatly missed, and he leaves with the best wishes of us all. As a result of Vittorio’s departure, the membership of our

Compensation Committee has been temporarily reduced to three members, and we intend to return to a membership of four as soon as is practically possible.

The remaining resolutions put to you for voting will be generally familiar to you and are further explained in the Explanatory Notes.

The Board believes that the resolutions are in the best interests of Unilever PLC and its shareholders as a whole. Accordingly, the Directors unanimously recommend that you vote in favour of the resolutions, as they intend to do themselves in respect of their own shares.

Enclosed with this letter you will find the formal Notice of Meeting being convened, together with the Explanatory Notes to the business of the meeting. Our 2020 year-end documents are available on our website at www.unilever.com/ara.

Your vote is important, and in light of Covid-19, I would strongly encourage you to exercise your right to vote by submitting a proxy appointment (either electronically or by post), and to appoint the chairperson of the AGM as your proxy, rather than a third party as third parties will not be able to attend the AGM.

You can register your proxy vote either using our electronic voting facility via www.unilever.com/agm or by completing and returning the proxy form, in accordance with the instructions set out on the back of your proxy form. As set out above you may not attend and vote in person at the AGM. Institutional investors are able to cast their votes using CREST electronic proxy voting. Holders of shares in the Company held through Euroclear Nederland who wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting.

As usual at the AGM, all resolutions will be put to a poll. This will ensure an exact and definitive result.

The results of the AGM will be announced on the Unilever website www.unilever.com/agm as soon as possible after being released to the London Stock Exchange.

All your votes are important to us and I would urge you to complete and return your votes by proxy in good time, and in any event no later than 2.30pm BST on 3 May 2021.

Shareholders will have received the Unilever Annual Report and Accounts 2020, or will have been notified of its availability on our website at www.unilever.com/ara. Unilever PLC is encouraging all shareholders to receive shareholder communication and payments electronically as part of a commitment to reducing its environmental footprint. If you do not already do so, you can register to receive future shareholder communications via email by logging onto www.investorcentre.co.uk/ecomms.

Yours sincerely,

Nils Andersen

Chairman

Unilever Chairman’s Letter and Notice of Meeting 2021	2

Unilever PLC Notice of Meeting 2021

Notice is hereby given that the Annual General Meeting of Unilever PLC (the ‘Company’) will be held at 100 Victoria Embankment, London EC4Y 0DY at 2.30pm BST on Wednesday 5 May 2021 to transact the following business:

To consider and, if thought fit, pass resolutions 1 to 20 (inclusive) as ordinary resolutions:

1.	To receive and consider the Accounts and Balance Sheet for the year ended 31 December 2020, together with the Directors’ Report, the Auditor’s Report and the Strategic Report.

2.	To consider and, if thought fit, approve the Directors’ Remuneration Report which is set out on pages 76 to 103 of the Unilever Annual Report and Accounts 2020.

3.

To consider and, if thought fit, approve the Directors’ Remuneration Policy, the full text of which is included in the Directors’ Remuneration Report and set out on pages 79 to 87 of the Unilever Annual Report and Accounts 2020.

4.	To consider and, if thought fit, approve the Climate Transition Action Plan in the form produced to the Meeting.

5.	To re-elect Mr N Andersen as a Non-Executive Director.

6.	To re-elect Mrs L Cha as a Non-Executive Director.

7.	To re-elect Dr J Hartmann as a Non-Executive Director.

8.	To re-elect Mr A Jope as an Executive Director.

9.	To re-elect Ms A Jung as a Non-Executive Director.

10.	To re-elect Ms S Kilsby as a Non-Executive Director.

11.	To re-elect Mr S Masiyiwa as a Non-Executive Director.

12.	To re-elect Professor Y Moon as a Non-Executive Director.

13.	To re-elect Mr G Pitkethly as an Executive Director.

14.	To re-elect Mr J Rishton as a Non-Executive Director.

15.	To re-elect Mr F Sijbesma as a Non-Executive Director.

16.	To reappoint KPMG LLP as Auditor of the Company to hold office until the conclusion of the next general meeting at which Accounts are laid before the members.

17.	To authorise the Directors to fix the remuneration of the Auditor.

18.

THAT in accordance with Section 366 of the Companies Act 2006, the Company and all companies that are its subsidiaries at any time during the period for which this resolution is effective be and are hereby authorised to:

a

make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political parties to which Part 14 of the Companies Act 2006 applies and independent election candidates to whom Part 14 of the Companies Act 2006 applies, not exceeding £100,000 in aggregate in any financial year;

b

make political donations (as such term is defined in Section 364 of the Companies Act 2006) to political organisations to which Part 14 of the Companies Act 2006 applies other than to political parties (to which Part 14 of the Companies Act 2006 applies) not exceeding £100,000 in aggregate in any financial year; and

c	to incur political expenditure (as such term is defined in Section 365 of the Companies Act 2006) not exceeding £100,000 in aggregate in any financial year,

in each case during the period beginning with the date of passing this resolution and ending at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2022 provided that the aggregate expenditure under paragraphs (a), (b) and (c) shall not exceed £100,000 in total.

19.	To approve the rules of the SHARES Plan as summarised in Appendix 1, on the terms set out in the Explanatory Notes.

20.

THAT the Directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £27,212,500, such authority to apply in substitution for all previous authorities pursuant to Section 551 of the Companies Act 2006 and to expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2022, save that the Company may before such expiry make an offer or agreement which would or might require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not expired.

To consider and, if thought fit, pass resolutions 21 to 26 (inclusive) as special resolutions:

21.

THAT, subject to the passing of resolution 20 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 20 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006, in each case:

a	in connection with a pre-emptive offer; and

b	otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount of £4,086,711;

as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment;

provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2022, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after such expiry and the Directors may allot equity securities and sell treasury shares in pursuance of any such offer or agreement as if the authority had not expired.

3	Unilever Chairman’s Letter and Notice of Meeting 2021

Unilever PLC Notice of Meeting 2021 continued

For the purposes of this resolution:

I.	‘pre-emptive offer’ means an offer of equity securities open for acceptance for a period fixed by the Directors to:

i	holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings; and

ii

other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in both cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

II.	references to an allotment of equity securities shall include a sale of treasury shares; and

III.

the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

22.

THAT, subject to the passing of resolution 20 above and in addition to any authority granted under resolution 21 above, the Directors be authorised to allot equity securities (as defined in Section 560(1) of the Companies Act 2006) wholly for cash pursuant to the authority given by resolution 20 above or where the allotment constitutes an allotment of equity securities by virtue of Section 560(3) of the Companies Act 2006 as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment, such authority to be:

a	limited to the allotment of equity securities or sale of treasury shares up to an aggregate nominal amount of £4,086,711; and

b

used only for the purposes of financing (or refinancing, if the authority is to be used within six months after the original transaction) a transaction which the Board of Directors of the Company determines to be an acquisition or other capital investment of a kind described in the Explanatory Notes, provided that this authority shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2022, save that the Company may, before such expiry, make offers and enter into agreements which would, or might, require equity securities to be allotted and treasury shares to be sold after the authority given by this resolution has expired and the Directors may allot equity securities and sell treasury shares under any such offer or agreement as if the authority had not expired.

For the purposes of this resolution, the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

23.

THAT the Company be and is hereby generally and unconditionally authorised for the purpose of Section 701 of the Companies Act 2006 to make one or more market purchases (within the meaning of Section 693(4) of the Companies Act 2006) of ordinary shares of 3 1⁄9p each in the capital of the Company, subject to the following conditions:

a	the maximum number of shares which may be hereby purchased is 262,811,000 ordinary shares;

b	the minimum price, exclusive of expenses, which may be paid for each ordinary share is 3 1⁄9p; and

c

the maximum price, exclusive of expenses, which may be paid for each ordinary share is not more than the higher of: (i) 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out.

The authority conferred by this resolution shall expire at the earlier of the conclusion of next year’s Annual General Meeting or at close of business on 30 June 2022, save that the Company may before such expiry enter into any contract under which a purchase of ordinary shares may be completed or executed wholly or partly after such expiry and the Company may purchase ordinary shares in pursuance of such contract as if the authority conferred hereby had not expired.

24.	THAT a general meeting other than an annual general meeting may be called on not less than 14 clear days’ notice.

25.

THAT, with effect from the conclusion of this Annual General Meeting, the draft articles of association of the Company in the form produced to the meeting and signed by the chair of the meeting for the purpose of identification be adopted as the articles of association of the Company in substitution for, and to the exclusion of, the Company’s existing articles of association.

26.	THAT the share premium account of the Company be reduced by £18,400,000,000.

By order of the Board

R.L.L. Sotamaa, Group Secretary

22 March 2021

Unilever Chairman’s Letter and Notice of Meeting 2021	4

Explanatory notes to the resolutions

Resolution 1

Report and Accounts for the year ended 31 December 2020

The Directors must lay the Company’s Accounts, the Directors’ Report, the Auditor’s Report and the Strategic Report before the shareholders at a general meeting. This is a legal requirement after the Directors have approved the Accounts, the Directors’ Report and the Strategic Report, and the Auditor has prepared its Report.

Resolution 2

Directors’ Remuneration Report

Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended 31 December 2020, which is set out on pages 76 to 103 of the Unilever Annual Report and Accounts 2020.

The Directors’ Remuneration Report has been prepared in accordance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended) and approved by the Directors. Shareholders must, under Section 439 of the Companies Act 2006, be given the opportunity to approve the Directors’ Remuneration Report. In accordance with these requirements, this is an advisory vote.

Resolution 3

Directors’ Remuneration Policy

To consider and, if thought fit, approve the Directors’ Remuneration Policy, the full text of which is included in the Directors’ Remuneration Report and set out on pages 79 to 87 of the Unilever Annual Report and Accounts 2020. A copy of the Directors’ Remuneration Policy which was approved by shareholders at the annual general meeting in 2018 is available on our website at www.unilever.com/ara.

Resolution 4

Climate Transition Action Plan

Resolution 4 is an advisory vote to approve the Climate Transition Action Plan. The plan sets out the Company’s climate strategy to reduce emissions within its operations and through its value chain. It also describes how the Company is integrating climate change considerations into its products and brands, as well as the role of advocacy and partnership in meeting the targets.

A copy of the Climate Transition Action Plan is available for inspection on the Unilever website at www.unilever.com/agm.

Resolutions 5 to 15

Re-election of Executive and Non-Executive Directors

All Executive Directors and Non-Executive Directors retire each year with such retirement to become effective at the conclusion of the Annual General Meeting of the Company.

In deciding whether to nominate a Director, the Board takes into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Board and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years.

All directors being proposed for re-election were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Each Director also continues to demonstrate his/her broad and relevant experience, commitment to his/her role and international outlook. Further information about the evaluation can be found on pages 5 and 62 of the Unilever Annual Report and Accounts 2020. An overview of the skills and experience of the Non-Executive Directors and the biographical details of each Director proposed for re-election can be found on pages 64 and 65 of the Unilever Annual Report and Accounts 2020.

Therefore, the Board of Directors, following the recommendations made by the Nominating and Corporate Governance Committee, proposes to re-elect the nominated Executive and Non-Executive Directors.

In light of future business responsibilities, John Rishton has informed the Board that he does not intend to stand for re-election as a Non-Executive Director at the 2022 Annual General Meeting of the Company.

Resolution 16

Reappointment of Auditor

At each meeting at which Accounts are laid before the members, the Company is required to appoint an Auditor or Auditors to serve until the next such meeting.

Resolution 17

Remuneration of Auditor

This resolution gives authority to the Directors to determine the Auditor’s remuneration, which is then disclosed in the next set of Accounts of the Company.

Resolution 18

Political donations and expenditure

Part 14 of the Companies Act 2006 imposes restrictions on companies making political donations to: (a) political parties; other political organisations; and (c) independent election candidates and on incurring political expenditure (in each case, as defined in the Companies Act 2006) without shareholders’ consent. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political donations or expenditure in the usual sense, could be caught. On that basis, the authority is being sought purely as a precaution.

5	Unilever Chairman’s Letter and Notice of Meeting 2021

Explanatory notes to the resolutions continued

The tables below set out the diversity of our Non-Executive Directors standing for re-election at the AGM.

Nationality*

3
1
2
1
1
1
1
1

- American
- Austrian
- British
- Canadian
- Chinese
- Danish
- Dutch
- Zimbabwean

* Taking into account that two Non-Executive Directors have dual-nationality.

Gender

4
5

- Female
- Male

Tenure

2
4
3

- 0 to 3 years
- 3 to 6 years
- 6 to 9 years

Ethnicity

5
3
1

- White
- Asian
- Black

Unilever Chairman’s Letter and Notice of Meeting 2021	6

Explanatory notes to the resolutions continued

Resolution 19

To Approve the SHARES Plan

It is proposed that the rules of the SHARES Plan (the ’Plan’) (which are summarised in Appendix 1 to this Notice, and produced in draft to the Annual General Meeting and for the purposes of identification initialled by the Chairperson) be approved and, under the terms of the Plan, the Board be authorised to:

i	do all acts and things necessary to operate the Plan, including further delegation of those powers; and

ii

establish such further plans for the benefit of employees in other countries based on the Plan subject to such modifications as may be necessary or desirable to take account of securities laws, exchange controls and tax legislation provided that Unilever shares made available under such further plans are treated as counting against any limits on overall participation in the Plan.

The Plan replaces the existing SHARES Plan that has been operated by Unilever since 2014 (the “2014 Plan”). Whilst the Plan and the 2014 Plan are materially the same, as part of post-Unification housekeeping Unilever is seeking shareholder approval for the Plan to ensure that Unilever can continue to offer the Plan to its employees with maximum flexibility going forward, including by using new issue and/or treasury shares to satisfy Plan awards (subject to Plan limits), should Unilever decide to do so.

If approved by shareholders, the Plan will be adopted by Unilever immediately after the conclusion of the Annual General Meeting. If the Plan is not approved by shareholders, the 2014 Plan will instead continue to be operated (as this plan does not use new issue nor treasury shares).

Resolution 20

Directors’ authorities to allot shares

Renewal of this authority is sought at the Annual General Meeting each year. Section 551 of the Companies Act 2006 provides that the Directors may not issue new shares without shareholder approval. The purpose of this resolution, therefore, is to give the Directors the authority to issue new shares, limited to a maximum of £27,212,500 in new shares at their nominal value (representing 875,000,000 ordinary shares). At 3 March 2021, being the latest practicable date prior to publication of the Notice of Meeting, this represented approximately one-third of the Company’s issued ordinary share capital.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2022, being the last date by which the Company must hold an Annual General Meeting in 2022.

The Directors have no present intention of exercising the authority sought under this resolution.

As at 3 March 2021, being the latest practicable date prior to publication of the Notice of Meeting, the Company did not hold any ordinary shares in treasury. As at 3 March 2021, 1,133,535 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group. The voting rights attaching to those ordinary shares are not exercisable. Therefore, as at 3 March 2021 and excluding those ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group, the total number of ordinary shares with exercisable voting rights is 2,628,110,237.

Resolutions 21 and 22

Disapplication of pre-emption rights

Under the Companies Act 2006, a company is generally not permitted to allot shares for cash without first offering those shares: (i) to holders of ordinary shares in proportion to their existing holdings; and (ii) in accordance with a detailed set of procedural requirements. These restrictions may be disapplied in whole or in part provided that shareholder approval is obtained by special resolution, as described below.

In these explanatory notes to resolutions 21 and 22, reference to an allotment of shares includes allotments of other types of equity securities as well as sales of treasury shares.

Resolution 21: disapplication for pre-emptive offers and limited non pre-emptive offers

Part (a) of resolution 21 seeks shareholder authority for the Directors to allot a limited number of shares for cash without regard to the procedural requirements noted above, provided that the shares are first offered to holders of ordinary shares in proportion to their existing holdings. This authority will provide Directors with the flexibility, in connection with such an offer, to make such arrangements as they deem appropriate to deal with relevant legal, regulatory or practical issues, for example, in relation to fractional entitlements.

Part (b) of resolution 21 seeks shareholder authority for the Directors to allot a limited number of shares for cash, without first offering those shares to holders of ordinary shares in proportion to existing holdings. The aggregate nominal value of shares that may be allotted pursuant to part (b) is £4,086,711. This amount is equivalent to 5% of the total issued ordinary share capital of the Company (excluding treasury shares and ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group), as at 3 March 2021, being the latest practicable date prior to publication of the Notice of Meeting.

As at 3 March 2021, being the latest practicable date prior to publication of the Notice of Meeting, the Company did not hold any ordinary shares in treasury. As at 3 March 2021, 1,133,535 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group. The voting rights attaching to those ordinary shares are not exercisable. Therefore, as at 3 March 2021 and excluding those ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group, the total number of ordinary shares with exercisable voting rights is 2,628,110,237.

The Directors intend to adhere to the provisions of the Pre-emption Group’s Statement of Principles and not to allot shares for cash pursuant to part (b) of resolution 21 in excess of an amount equal to 7.5% of the total issued ordinary share capital of the Company, exclusive of treasury shares, within a rolling three-year period, other than:

i	with prior consultation with shareholders; or

ii

in connection with an acquisition or specified capital investment (as described below) which is announced contemporaneously with the allotment or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

Resolution 22: disapplication for limited non pre-emptive offers in connection with acquisitions and specified capital investments

The purpose of resolution 22 is to provide Directors with an additional authority to that sought under part (b) of resolution 21, for use in the limited circumstances described on the following page.

7	Unilever Chairman’s Letter and Notice of Meeting 2021

Explanatory notes to the resolutions continued

Resolution 22 seeks shareholder authority for the Directors to allot an additional, limited number of shares for cash, without first offering those shares to holders of ordinary shares in proportion to existing holdings. However, in accordance with the Pre-emption Group’s Statement of Principles, any such allotment may only be made in connection with an acquisition or specified capital investment which is announced contemporaneously with the allotment, or which has taken place in the preceding six-month period and is disclosed in the announcement of the allotment.

For these purposes, a ‘specified capital investment’ means one or more specific capital investment related uses for the proceeds of an allotment of shares, in respect of which sufficient information regarding the effect of the transaction on the Company, the assets the subject of the transaction and (where appropriate) the profits attributable to them is made available to shareholders to enable them to reach an assessment of the potential return.

The aggregate nominal value of shares that may be allotted pursuant to resolution 22 is £4,086,711. This amount is equivalent to 5% of the total issued ordinary share capital of the Company (excluding treasury shares and ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group), as at 3 March 2021 (being the latest practicable date prior to publication of the Notice of Meeting) and is in addition to an equivalent number of shares which may be allotted pursuant to part (b) of resolution 21. If the authority sought in resolution 22 is used, the Company will publish details of such use in its next annual report. As at 3 March 2021, the Company did not hold any ordinary shares in treasury.

The Directors have no current intention of exercising the authorities sought in resolutions 21 and 22 but consider that they are appropriate in order to allow the Company the flexibility to finance business opportunities without the need to comply with the strict requirements of the Companies Act 2006. The Directors will only exercise such authorities where they consider that doing so is in the best interests of the Company.

The authorities sought under resolutions 21 and 22 will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2022, being the last date by which the Company must hold an Annual General Meeting in 2022.

Resolution 23

Company’s authority to purchase its own shares

Renewal of this authority is also sought at the Annual General Meeting each year. The Directors believe that it is advantageous for the Company to have the flexibility to purchase its own shares, and this resolution provides the authority from shareholders to do so.

The resolution specifies the maximum number of shares which may be acquired which at 3 March 2021 (being the latest practicable date prior to the publication of this Notice of Meeting) represented just under 10% of the Company’s issued ordinary share capital and the maximum and minimum prices at which they may be bought. As at 3 March 2021, the Company did not hold any ordinary shares in treasury. As at 3 March 2021, 1,133,535 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group. The voting rights attaching to those ordinary shares are not exercisable. Therefore, as at 3 March 2021 and excluding those ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group, the total number of ordinary shares with exercisable voting rights in the Company is 2,628,110,237.

The purchase of shares by the Company under this authority would be carried out by a purchase in the market and should not be confused with any share dealing facilities which may be offered to shareholders by the Company from time to time.

The Company would consider holding any of its own shares that it purchases pursuant to the authority conferred by this resolution as treasury shares. This would give the Company the ability to sell or transfer treasury shares quickly and cost-effectively, including for the purposes of meeting obligations under employees’ share schemes, and would provide the Company with additional flexibility in the management of its capital base. The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2022, being the last date by which the Company must hold an Annual General Meeting in 2022.

Any shares purchased would be held as ‘treasury shares’, in which case they could be held in the name of the Company or another Unilever Group company pending their use to meet obligations under an employees’ share scheme or resale. Shares purchased and not otherwise so used may also be cancelled at the discretion of the Company.

Resolution 24

Notice period for General Meetings

This resolution seeks the approval of shareholders (as required by the Companies (Shareholders’ Rights) Regulations 2009 (the ‘Shareholders’ Rights Regulations’)) to replace a similar authority granted to the Directors at the 2020 Annual General Meeting to allow the Company to call general meetings (other than annual general meetings) on 14 clear days’ notice. The Company does not intend to use this authority routinely. The Company envisions that this authority would be used only in limited circumstances for time-sensitive matters where a shorter notice period would be to the advantage of shareholders as a whole. The Company would also need to meet the requirements for electronic voting in the Shareholders’ Rights Regulations before it could then call a general meeting on 14 clear days’ notice.

The authority sought under this resolution will expire at the earlier of the conclusion of next year’s Annual General Meeting or the close of business on 30 June 2022, being the last date by which the Company must hold an Annual General Meeting in 2022.

Resolution 25

Adoption of new articles of association

This resolution seeks approval of the adoption of the new articles of association of the Company (the ‘New Articles of Association’), to reflect changes to company law and market practice and update the Company’s current articles of association (the ‘Current Articles of Association’) following completion of Unification. In particular, the New Articles of Association provide greater flexibility for the Company to hold a general meeting either physically or through an electronic platform (in combination with a physical meeting). Other principal changes introduced in the New Articles of Association are summarised in Appendix 2 to this Notice. Certain changes, which are of a minor, technical or clarifying nature, have not been noted.

A copy of the New Articles of Association and a version of the New Articles of Association showing all the changes to the Current Articles of Association are available for inspection on the Unilever website at www.unilever.com/agm, as noted on page 9 of this Notice.

Unilever Chairman’s Letter and Notice of Meeting 2021	8

Explanatory notes to the resolutions continued

Resolution 26

Capital Reduction

Immediately prior to Unification becoming effective, Unilever N.V. had distributable reserves of some €20.6bn (£18.4bn at the prevailing exchange rate). Upon Unification becoming effective, these distributable reserves of Unilever N.V. could not be legally recognised as realised profits (or distributable reserves) of the Company.

Accordingly, the purpose of the proposed reduction in the Company’s share premium account is effectively to reinstate the distributable reserves of Unilever N.V. prior to Unification in the Company’s accounts, so that the Company’s distributable reserves are equivalent to those available prior to Unification.

There will be no change as a result of the proposed capital reduction to the Company’s financial framework of:

–	target net debt to underlying EBITDA at around 2x

–	seeking to pay an attractive, growing and sustainable dividend

–	a capital allocation framework which includes acquisitions, disposals, share buybacks and special dividends

The proposed capital reduction is conditional upon the passing of the resolution set out at Resolution 26 at the Annual General Meeting. Following shareholder approval, an application would be made to Court to approve and confirm the capital reduction.

Other Notes

Share Capital

As at 3 March 2021 (being the latest practicable date prior to the publication of the Notice of Meeting) the total number of issued ordinary shares of Unilever PLC was 2,629,243,772.

As at 3 March 2021, the Company did not hold any ordinary shares in treasury. As at 3 March 2021, 1,133,535 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever Group. The voting rights attaching to those ordinary shares are not exercisable. Therefore, as at 3 March 2021 and excluding those ordinary shares (including ordinary shares represented by Unilever PLC ADSs) held by or on behalf of companies in the Unilever Group, the total number of ordinary shares with exercisable voting rights in the Company is 2,628,110,237.

Documents for inspection

Copies of the following documents are available for inspection (i) at Linklaters LLP’s offices at 1 Silk Street, London EC2Y 8HQ, United Kingdom during usual business hours on any weekday (excluding public holidays) from the date of this Notice of Meeting until the close of the AGM and (ii) on the Unilever website at www.unilever.com/agm. They will also be available for inspection at the place of the AGM from at least 15 minutes before the AGM until the close of the meeting.

a	the Unilever Annual Report and Accounts for the year ended 31 December 2020;

b	the rules of the SHARES Plan;

c	a copy of the New Articles of Association of the Company that are proposed to be adopted by Resolution 25;

d	a copy of the New Articles of Association of the Company, showing all the changes to the Current Articles of Association; and

e	a copy of the Climate Transition Action Plan.

9	Unilever Chairman’s Letter and Notice of Meeting 2021

Appendix 1

Summary of the SHARES Plan

The principal terms of the SHARES Plan (the “Plan”) are as follows:

1	Eligibility

Employees (excluding executive and non-executive directors of Unilever PLC) of designated group companies are eligible to participate in the Plan. The Plan Administrator (the Board, the Compensation Committee (or any successor), or any other committee or individual(s) appointed by the Board to administer the Plan) decides who will be granted awards. Currently only employees who are not eligible to participate in other Unilever share plans are granted awards.

2.	Enrolment agreement

All eligible employees can join the Plan at any time during an enrolment period.

Participating employees may authorise deductions from their net salary of an amount which is no more than a maximum set by Unilever (currently €200 per month (or an equivalent amount in the local currency)) for an investment period set by the Plan Administrator.

The contributions made by the participant will be used to acquire shares (“Investment Shares”) on behalf of the participant. The Plan Administrator, in its discretion, may allow for refunds of unapplied contributions to participants who have discontinued their participation in the Plan or have left employment with a designated company.

3.	Grant of awards

If a participant makes contributions and acquires Investment Shares during the investment period, the participant will be granted a conditional right to acquire additional shares. Currently the Plan operates such that for every three Investment Shares, the participant is entitled to one free matching share (the “Matching Share”), but the Plan Administrator retains full discretion to determine the ratio. The Matching Share will vest if the participant holds their corresponding Investment Shares until the vesting date set by the Plan Administrator at the time of grant. Unilever’s current practice is for the vesting date to be set as the third anniversary of grant.

Awards will normally only be granted within 42 days of the Annual General Meetings or other General Meetings or the announcement of Unilever’s results for any period. No awards can be granted more than ten years after the Plan’s approval by shareholders.

4.	Vesting of Matching Shares

The vesting of Matching Shares will not be subject to any performance conditions. However, the Plan Administrator may impose additional objective conditions which must be specified at the award date.

Matching Shares will normally automatically vest on the applicable vesting date or as soon as reasonably practicable after the Plan Administrator’s determination as to whether and to what extent any additional objective conditions have been satisfied or waived.

To the extent that any additional objective condition imposed by the Plan Administrator is not satisfied or waived, the award will lapse if so specified in the terms of that condition.

5.	Leaving employment

Normally, if a participant ceases to be an employee of a designated group company during an investment period, no further contributions shall be made but contributions made by the participant up to that point will be used to acquire Investment Shares for the participant. Alternatively, the Plan Administrator may decide that the contributions made by the participant will be refunded to the participant without interest (except where required by law).

Matching Shares which have not vested will normally remain outstanding and will continue to vest in accordance with their terms if a participant ceases to be an employee. However, the Plan Administrator may decide that unvested Matching Shares will lapse on the date a participant ceases to be an employee. The Plan Administrator may exercise its discretion to provide for the acceleration of the vesting of all or a pro-rata portion of the participant’s Matching Shares on the date the participant ceases to be an employee of a designated group company.

If a participant dies, any unvested portion of the participant’s Matching Shares will normally be accelerated and any shares or cash held on behalf of the participant will be delivered to the executor or personal representative of the participant’s estate.

6.	Clawback

If required by law, as determined by the Plan Administrator, unvested Matching Shares may be forfeited and any shares acquired under the Plan, or the value of such shares, shall be paid to Unilever.

7.	Transfer of Investment Shares and Matching Shares

Unless otherwise determined by the Plan Administrator, if a participant transfers, assigns, pledges or otherwise disposes of or encumbers any Investment Shares or any interest therein before the corresponding Matching Shares have vested, the corresponding Matching Shares will immediately lapse. This will not usually apply to: a disposal of Investment Shares in connection with a change of control; the sale of sufficient nil-paid rights in relation to an Investment Share to take up the balance of the rights under a rights issue or similar transaction; or the transfer of Investment Shares in accordance with the rules of the Plan following a participant’s death.

A participant’s Matching Shares will immediately lapse if a participant transfers, assigns, pledges or otherwise disposes of or encumbers an award or any rights with respect to them. This will not apply to the transfer of Matching Shares on the death of a participant or assignment by way of court order in accordance with the rules of the Plan.

8.	Rights attaching to Investment Shares and Matching Shares

With respect to a participant’s Investment Shares, during the vesting period, participants will have all the rights of a Unilever shareholder, including dividend and voting rights. Unless otherwise determined by the Plan Administrator, when dividends are paid on Investment Shares, such dividends will be reinvested as additional shares, but not, unless the Plan Administrator determines otherwise, as additional Investment Shares.

With respect to Matching Shares, a participant will not be entitled to vote, to receive dividends or to have any other rights of a Unilever Shareholder until such shares are transferred to the participant following vesting.

Unilever Chairman’s Letter and Notice of Meeting 2021	10

Appendix 1 continued

9.	Dividend equivalent

Unless the Plan Administrator decides otherwise, Matching Shares will include the right to receive dividend equivalents issued or transferred when and to the extent that the Matching Shares vest. If dividend equivalents are credited during the vesting period, the value of dividend equivalents will be converted to additional conditional Matching Shares at the time of payment. If dividend equivalents are credited at the end of the vesting period, they will be converted into additional shares at the end of the vesting period.

10.	Source of shares and limits

Awards may be satisfied by the issue of new shares or the transfer of existing shares from treasury or otherwise, such as market-purchase shares.

Any shares issued will rank equally in all respects with the shares of the same class in issue on the date of allotment except in respect of rights arising by reference to a prior record date.

In any ten year period, not more than ten per cent of the issued ordinary share capital of Unilever PLC may be issued or be issuable under the Plan and all other employees’ share plans operated by Unilever. In addition, in any ten year period, not more than five per cent of the issued ordinary share capital of Unilever PLC may be issued or be issuable under awards granted under all discretionary share plans adopted by Unilever.

These limits do not include awards which have lapsed or dividends. Treasury shares transferred to satisfy an award will be counted as if new shares had been issued for so long as it is considered best practice to do so.

11.	Cash alternative

Where necessary or desirable to take account of, mitigate or comply with taxation, securities law, exchange control and/or other applicable laws or to improve the tax and/or legal treatment of the participant, any member of the Group, or in exceptional circumstances, the Plan Administrator may decide that a participant will not acquire Investment Shares. Instead, at the end of the investment period, the participant will be paid a cash amount equal in value to the Investment Shares, plus the dividends which would have been payable on such Investment Shares.

The Plan Administrator may also decide to satisfy an award of Matching Shares (including reinvested dividend equivalents) by paying an equivalent amount in cash.

12.	Takeovers and other corporate events

In the event of a change of control of Unilever, Matching Shares will normally vest on the date the person obtains control of Unilever. The Plan Administrator may decide that Matching Shares which have vested due to the change of control are pro-rated to reflect the proportion of the original vesting period which has lapsed. Alternatively, the Plan Administrator may, with agreement of the participant or the acquiring company, decide that awards of Matching Shares will be automatically exchanged for equivalent awards over shares in a different company (including the acquiring company). The Plan Administrator may decide that similar treatment will apply if there is a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award.

If there is a reconstruction, reorganisation or acquisition of Unilever which does not involve a change of control, the Plan Administrator will arrange for unvested Matching Shares to be replaced by an equivalent award of shares in the new parent company or companies.

13.	Rights issues, demergers, etc

In the event of a variation of Unilever’s share capital (including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital), demerger, special dividend or distribution or other corporate event which might affect the current or future value of the Matching Shares before vesting, the Plan Administrator may adjust the number or class of shares or securities subject to the award.

Unless the Plan Administrator decides otherwise, any securities a participant receives with respect to their Investment Shares as a result of an event listed above will be treated as Investment Shares unless the shares acquired represent more than the net value of the rights allotted under the rights issue.

14.	Amendments

The Board can amend the Plan in any way but shareholder approval (by General Meeting) will be required to amend certain provisions to the advantage of participants. These provisions relate to eligibility, individual and Plan limits, the rights attaching to awards and shares, the adjustment of awards on a variation in Unilever’s share capital and the amendment powers. Minor amendments can be made without shareholder approval to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment.

The Board may, without further shareholder approval, establish further plans based on the Plan, but modified to take account of local tax, exchange control or securities law in non-UK territories (subject to Plan limits).

15.	General

Awards do not form part of the contract of employment of an employee and are not transferable (except on death or following a court order) or pensionable.

11	Unilever Chairman’s Letter and Notice of Meeting 2021

Appendix 2

The New Articles of Association of the Company

The New Articles of Association contain, among others, the following principal changes:

1.	Format of General Meetings

The New Articles of Association provide that the Directors may decide to hold a general meeting (including an annual general meeting) as a combined physical and electronic general meeting. This would enable shareholders to attend and participate in the business of the meeting either at a physical location or remotely through the use of an electronic platform (Article 67). This provision provides flexibility for the Directors to decide the format and arrangements for holding a general meeting to ensure it is appropriate in the circumstances including, as has been the case during the COVID pandemic, where they may be travel or other restrictions on gathering in place.

The New Articles of Association include a number of consequential changes to provide for a general meeting to be held in this different format, such as amendments to the method of voting (Article 69) and the power of the chair to adjourn meetings (Article 65).

2.	Attendance at and participation in general meetings

The New Articles of Association set out how a person is able to attend and participate in a general meeting (Article 67). This provision specifies that, in determining whether persons are attending or participating in a general meeting, it is immaterial whether they are attending it in the same location as each other or how they are able to communicate with each other, provided that have rights to speak or vote at that meeting. It also permits the Directors to make such arrangements as they consider appropriate (including the use of an electronic platform) to enable those attending a general meeting to exercise those rights to speak or vote at that meeting. The purpose of these provisions is to provide clarity on what it means for a shareholder to be attending or participating in a general meeting, whether that meeting is being held at a physical location and/or using an electronic platform.

3.	Method of voting

The New Articles of Association amend the provisions relating to the method of voting and demand for a poll (Article 69). The New Articles of Association provide that voting on resolutions at a general meeting that is held at least in part using an electronic platform shall be decided on a poll. This amendment has been made to protect the voting rights of any shareholder who is attending a general meeting through an electronic platform.

4.	Postponement of General Meetings

The New Articles of Association contain additional provisions in relation to the Directors’ power to postpone a properly convened general meeting after notice of that meeting has been sent out but before the time at which the meeting is to be held (Article 64). This provides greater flexibility for the Directors to postpone general meetings and inform members of the new arrangements in circumstances where this may be necessary and to avoid unnecessary inconvenience.

5.	Untraced shareholders

The New Articles of Association contain amended provisions in relation to untraced shareholders to bring those provisions more in line with current market practice. The amendments remove the requirement for the Company to advertise in a UK newspaper before it can take steps to sell shares held by any untraced shareholders. However, under the New Articles of Association the Company will still be required to comply with a number of formalities (such as sending notice to the last known physical or email address of the shareholder and using reasonable steps to trace the shareholder) before such shares can be sold (Article 55).

6.	Unclaimed dividends

The New Articles of Association contain amended provisions in relation to unclaimed dividends to bring those provisions more in line with current market practice. The amendments mean that, if cheques in respect of two consecutive dividend payments are returned to the Company uncashed, the Company may cease to send any further cheques until it is contacted by the shareholder or person entitled to payment under those cheques (Article 134). The amendments also permit the Company to invest or otherwise apply any unclaimed dividends for its benefit until such time as the shareholder or person entitled to payment of the dividends comes forward to claim the relevant dividend payments.

7.	Dividend payments

The New Articles of Association remove a number of historical and redundant provisions concerning the payment of dividends by the Company. These amendments will simplify the way in which the Company determines the dividend to be paid to shareholders, but without impacting the amounts received by shareholders.

The New Articles of Association also expressly state that the Company may declare and pay dividends in pounds sterling or in Euro (and, where relevant, based on such exchange rates for currency conversion as determined by the Directors) (Articles 128 and 129).

8.	Director fees

The New Articles of Association amend the annual limit on the amount of fees paid to Directors from £2,000,000 to €5,000,000 (Article 97). This amendment has been made to replicate, in broad terms, the aggregate of the annual limits on such fees in place for the Company (£2,000,000) and for Unilever N.V. (€3,000,000) prior to Unification. The limit in the New Articles of Association is set in Euro as this is the functional currency of the Unilever Group. Any remuneration earned by the Company’s executive Directors under their service contracts is outside this limit.

9.	Director indemnities

The New Articles of Association contain amended provisions in relation to the indemnities that can be provided to directors of the Company to bring those provisions more in line with current market practice. The amendments permit the Company to indemnify, in addition to its directors, the company secretary and any director of a subsidiary of the Company. The amendments also permit the Company to provide such persons with funds to meet expenditure incurred defending any proceedings concerning potential acts of negligence, default, breach of duty or breach of trust, subject always to the requirements of the Companies Act 2006.

10.	General

The opportunity has also been taken to incorporate amendments of a minor, technical or clarifying nature, as well as to move to a gender-neutral approach in the way in which the New Articles of Association are worded. A small number of redundant provisions, including those stating that an article had been deleted as part of the amendments made on Unification, have been removed from the New Articles of Association.

Unilever Chairman’s Letter and Notice of Meeting 2021	12

Notes to the Notice of Meeting 2021

1.

As a result of the current Covid-19 pandemic and the restrictions on gatherings that the UK Government has indicated will still be in place at the time of the AGM, the AGM this year cannot be held in the normal manner and shareholders will not be able to attend. Shareholders are strongly encouraged to exercise their right to cast their votes in respect of the business of the general meeting by voting via proxy or using our electronic voting facility in accordance with the instructions below. Shareholders should check Unilever’s website for updates in relation to the AGM (www.unilever.com/agm).

2.

Given the closed nature of the AGM, we strongly encourage shareholders to appoint the chairperson of the AGM as a proxy for the AGM, rather than a third party as third parties will not be able to attend the AGM. A Proxy Form which may be used to make such appointment and give Proxy instructions accompanies this Notice of Meeting. If you do not have a Proxy Form and believe that you should have one, or if you require additional forms, please contact Computershare Investor Services PLC on 0370 600 3977. You can only appoint a Proxy using the procedures set out in these notes and the notes to the Proxy Form.

3.

A shareholder may appoint more than one Proxy in relation to the AGM, provided that each Proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. To do this, that shareholder must complete a separate Proxy Form for each Proxy. Shareholders can copy their original Proxy Form for this purpose. A proxy form is included with this Notice of AGM and additional Proxy Forms can also be obtained from Computershare Investor Services PLC on 0370 600 3977.

A shareholder appointing more than one Proxy should indicate the number of shares for which each Proxy is authorised to act on his or her behalf and place an ‘X’ in the box provided on the Proxy Form to confirm the instruction is one of a multiple.

4.	To be valid any Proxy Form must be received by hand or by post at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, no later than 2.30pm BST on 3 May 2021.

5.

A shareholder can also submit his or her vote or, in accordance with Section 333A of the Companies Act 2006, appoint a Proxy electronically, by logging on to www.unilever.com/agm, clicking on ‘AGM and Voting’ and selecting the electronic voting option. To do this, a shareholder will need the Shareholder Reference Number (SRN), Control Number and five-digit PIN shown on the front of the Proxy Form. Electronic Proxy appointments must be received, in accordance with the instructions on the website, by no later than 2.30pm BST on 3 May 2021. Please note that an electronic communication in respect of the appointment of a Proxy which contains a computer virus may not be accepted. The Company will try to inform the shareholder in question of a rejected communication and will try to ensure that its outgoing electronic communications are, as far as reasonably practicable, virus free.

6.

In the case of a shareholder which is a company, the Proxy Form must be executed under its common seal or be signed on its behalf by an attorney or officer duly authorised. All signatories must state their capacity (eg director, secretary).

7.	Any power of attorney or any other authority under which the Proxy Form is signed (or a copy of such authority certified by a notary) must be included with the Proxy Form.

8.

A ‘Vote withheld’ is not a vote in law, which means that the vote will not be counted in the proportion of votes ‘For’ and ‘Against’ the resolutions. A shareholder who does not give any voting instructions in relation to the resolutions should note that his/her Proxy will have authority to vote or to withhold a vote on the resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the resolutions) which properly comes before the AGM as he/she thinks fit.

9.

CREST members who wish to appoint a Proxy or Proxies through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

10.

In order for a Proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a ‘CREST Proxy Instruction’) must be properly authenticated in accordance with the specifications of Euroclear UK and Ireland Limited (Euroclear), and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a Proxy or is an amendment to the instruction given to a previously appointed Proxy, must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID number 3RA50) by the latest time for receipt of Proxy appointments specified in this Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to Proxies appointed through CREST should be communicated to the appointee through other means.

11.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear does not make available special procedures in CREST for any particular message. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member, or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In connection with this, CREST members and, where applicable, their CREST sponsors or voting system providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timing.

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

13.	Holders of shares in the Company held through Euroclear Nederland who wish to participate in the voting process can render their voting instructions electronically via www.abnamro.com/evoting.

14.

Only one holder of shares may vote by Proxy. In the case of joint holders, where more than one of the joint holders purports to appoint a Proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first-named being the most senior).

15.

If two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the Company is unable to determine which was last

13	Unilever Chairman’s Letter and Notice of Meeting 2021

Notes to the Notice of Meeting 2021 continued

received, none of them shall be treated as valid in respect of that share.

16.

Any person to whom this Notice of Meeting is sent who is a person nominated under Section 146 of the Companies Act 2006 to enjoy information rights (a ‘Nominated Person’) may, under an agreement between him/her and the shareholder by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a Proxy for the AGM. If a Nominated Person has no such Proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the shareholder as to the exercise of voting rights. The statement of the rights of shareholders in relation to the appointment of Proxies in paragraphs 2 and 3 above does not apply to Nominated Persons. The rights described in those paragraphs can only be exercised by shareholders of the Company.

17.

The Company specifies that only those shareholders registered in the register of members of the Company at close of business on 3 May 2021 shall be entitled to vote at the AGM in respect of the number of shares registered in their name at that time. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to vote at the AGM. If the AGM is adjourned, only shareholders entered on the Company’s register of members not later than 48 hours before the time fixed for the adjourned meeting shall be entitled and vote at the meeting.

18.	Voting on the resolutions will be conducted by way of a poll. This will ensure an exact and definitive result.

19.

Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that they do not do so in relation to the same shares.

20.

Under Section 527 of the Companies Act 2006 shareholders meeting the threshold requirements set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to:

a	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

b

any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006.

21.

The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

22.

In normal circumstances, any shareholder attending a meeting of the Company has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if:

a	to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

b	the answer has already been given on a website in the form of an answer to a question; or

c	it is undesirable in the interests of the Company or the good order of the meeting that the questions be answered.
Given the closed nature of the AGM, shareholders will not be able to ask questions in person at the AGM and are encouraged to ask questions in advance as outlined in paragraph 24 below.

23.	A copy of this notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.unilever.com/agm.

24.

Given Covid-19 restrictions and because shareholders will not be able to attend the AGM, shareholders are encouraged to ask questions by emailing shareholder. services@unilever.com before 2.30pm BST on 3 May 2021 and these will be addressed in a Q & A session during the webcast made available at 3.00pm BST on 5 May 2021 which will follow the conclusion of (but does not form part of) the AGM. You may also ask questions using an online tool during such Q & A session. Further details are available on Unilever’s website (www.unilever.com/agm).

25.

To view the webcast and participate in the Q & A session you will need to visit meetings.computershare.com/MSL7TQL on your device operating a compatible browser using the latest version of Chrome, Firefox, Edge or Safari. Please note that Internet Explorer is not supported. It is highly recommended that you check your system capabilities in advance of the session on 5 May 2021.

All shareholders have the right to attend and participate in the webcast and Q & A session. If you are a shareholder, you can use your unique Shareholder Reference Number and PIN as displayed on your Form of Proxy. These details are unique to you and will allow access to the webcast and Q & A session.

Shareholders who render their voting instructions electronically via www.abnamro.com/evoting will be given the option of attending the webcast and Q&A session. Alternatively, please contact ABN Amro Bank N.V. by sending an email to ava@nl.abnamro.com. Shareholders should also include in the email a certified position statement from their intermediary.

26.

If you would like to delegate your attendance at the webcast and Q & A session to a third party or a corporate representative then please contact Computershare Investor Services PLC by email at corporate-representatives@ computershare.co.uk or alternatively call 0370 600 3977, providing details of your delegate, including their email address so that unique credentials can be issued to allow the delegate to access the webcast and Q & A session. This instruction must be received by Computershare by 2.30pm BST on Monday 3 May 2021. Access credentials will be emailed to the delegate one working day prior to the meeting conditional on evidence of your delegation having been received and accepted. Lines are open 8.30am to 5.30pm Monday to Friday (excluding bank holidays). This delegation relates to attendance at the webcast and Q & A Session only and will not impact your proxy appointment for voting purposes.

If you have not been provided with your access credentials, please ensure you contact Computershare on the morning of the webcast, but no later than 12 noon BST on 5 May 2021.

27.	Access to the webcast via meetings.computershare.com/MSL7TQL will be available from 2.45pm BST on 5 May 2021. It is your responsibility to ensure connectivity for the duration of the webcast.

28.

Persons who are not shareholders of the Company (or their appointed delegate or corporate representative) are not able to attend the webcast and Q & A session unless prior arrangements have been made with the Company.

Unilever Chairman’s Letter and Notice of Meeting 2021	14

Unilever PLC

Head Office

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

T +44 (0)20 7822 5252

Registered Office

Unilever PLC

Port Sunlight

Wirral

Merseyside CH62 4ZD

United Kingdom

Registered in England

and Wales

Company Number: 41424

For further information about Unilever please visit our website: www.unilever.com